SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1996

                                      OR

          [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

            For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

             AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

DECEMBER 31, 1996



Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statements of Net Assets Available for Benefits ........................  2
   Statements of Changes in Net Assets Available for Benefits .............  4
   Notes to Financial Statements ..........................................  6


Schedules

   Assets Held for Investment ............................................. 12
   Reportable Transactions ................................................ 13


Signature Page ............................................................ 14


Appendix:  Consent of Independent Auditors ................................ 16

                                       Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits  in  accordance  with generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our  audits  were performed  for  the purpose  of  forming an  opinion  on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                             ERNST & YOUNG LLP

Houston, Texas
June 3, 1997

           AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    AT DECEMBER 31, 1996

    In thousands, except share amounts
                                                                                                        Non-
                                                                                                    Participant
                                                                    Participant Directed              Directed
                                                                                  Asset     Equity
                                                          Stock       Cash     Allocation   Index      Stock
                                                          Fund        Fund        Fund       Fund      Fund         Total
    Assets
      Investments
        American General Corporation common
          stock (3,959,169 shares) ...................    $53,016    $  -        $ -       $  -      $108,815     $161,831
        American General Life Insurance Company
          deposit administration group annuity
          contract ...................................       -        57,606       -          -          -          57,606
        American General Series Portfolio Company -
          Timed Opportunity Fund (702,080 shares) ....       -          -         8,158       -          -           8,158
        American General Series Portfolio Company -
          Stock Index Fund (509,096 shares) ..........       -          -          -        11,587       -          11,587
        Short-term investments .......................        335        603        171        366        687        2,162
          Total investments ..........................     53,351     58,209      8,329     11,953    109,502      241,344
      Receivables
        Interfund transfers ..........................       -         8,179       -           453       -           8,632
        Other ........................................          1          2          1          1          3            8
          Total assets ...............................     53,352     66,390      8,330     12,407    109,505      249,984

    Liabilities
      Payables
        Forfeitures ..................................       -          -          -          -            99           99
        Excess contribution refunds ..................        180        316       -            93        639        1,228
        Excess contribution forfeitures ..............       -          -          -          -            67           67
        Interfund transfers ..........................        302       -         8,330       -          -           8,632
        Other ........................................          4         14       -          -             6           24
          Total liabilities ..........................        486        330      8,330         93        811       10,050

    Net assets available for benefits ................    $52,866    $66,060     $ -       $12,314   $108,694     $239,934

                                                                - 2 -

    The accompanying notes are an integral part of these financial statements.










































                                                                - 3 -

       AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    AT DECEMBER 31, 1995

    In thousands, except share amounts
                                                                                                        Non-
                                                                                                    Participant
                                                                    Participant Directed              Directed
                                                                                 Asset      Equity
                                                          Stock       Cash    Allocation    Index      Stock
                                                          Fund        Fund       Fund        Fund      Fund         Total

    Assets
      Investments
        American General Corporation common
          stock (3,994,776 shares) ...................   $45,743     $  -        $ -       $  -       $93,575     $139,318
        American General Life Insurance Company
          deposit administration group annuity
          contract ...................................      -         53,287       -          -          -          53,287
        American General Series Portfolio Company -
          Timed Opportunity Fund (581,050 shares) ....      -           -         7,037       -          -           7,037
        American General Series Portfolio Company -
          Stock Index Fund (357,525 shares) ..........      -           -          -         6,804       -           6,804
        Short-term investments .......................       225         639         58        106        478        1,506
          Total investments ..........................    45,968      53,926      7,095      6,910     94,053      207,952
      Receivables
        Interfund transfers ..........................      -            298          6         55       -             359
        Other ........................................         2           4       -             1        161          168
          Total assets ...............................    45,970      54,228      7,101      6,966     94,214      208,479

    Liabilities
      Payables
        Forfeitures ..................................      -           -          -          -            92           92
        Excess contribution refunds ..................        12         141         32         51        724          960
        Excess contribution forfeitures ..............      -           -          -          -            14           14
        Purchase of securities .......................        52        -          -          -           112          164
        Interfund transfers ..........................       349        -            10       -          -             359
        Other ........................................         4           9       -          -             7           20
          Total liabilities ..........................       417         150         42         51        949        1,609


                                                                - 4 -

    Net assets available for benefits ................   $45,553     $54,078     $7,059    $ 6,915    $93,265     $206,870

    The accompanying notes are an integral part of these financial statements.








































                                                                - 5 -

       AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE YEAR ENDED DECEMBER 31, 1996

    In thousands, except share amounts

                                                                                                           Non-
                                                                                                       Participant
                                                                       Participant Directed              Directed
                                                                                    Asset     Equity
                                                             Stock      Cash     Allocation   Index       Stock
                                                             Fund       Fund        Fund       Fund       Fund       Total

    Additions to net assets
      Investment income
        Dividends ....................................     $ 1,700     $  -        $1,139    $   256   $  3,489     $  6,584
        Interest .....................................          10       3,729          3          6         21        3,769
        Net appreciation (depreciation) in fair value
          of investments .............................       5,796          47       (323)     1,642     17,726       24,888
          Total investment income ....................       7,506       3,776        819      1,904     21,236       35,241
      Contributions
        Companies' ...................................        -           -          -            -       7,651        7,651
        Participants' ................................       4,000       6,224      1,302      2,259       -          13,785
          Total contributions ........................       4,000       6,224      1,302      2,259      7,651       21,436
            Total additions ..........................      11,506      10,000      2,121      4,163     28,887       56,677

    Deductions from net assets
      Benefits
        American General Corporation common stock
          (108,178 shares) ...........................       1,277        -           -         -         2,621        3,898
        Cash .........................................       1,647       5,913        714        604     10,279       19,157
      Forfeitures ....................................        -           -           -         -           558          558
            Total deductions .........................       2,924       5,913        714        604     13,458       23,613

    Interfund transfers ..............................      (1,269)      7,895     (8,466)     1,840       -            -

            Net increase (decrease) ..................       7,313      11,982     (7,059)     5,399     15,429       33,064

    Net assets available for benefits
            Beginning of year ........................      45,553      54,078      7,059      6,915     93,265      206,870

                                                                - 6 -

            End of year ..............................     $52,866     $66,060     $ -       $12,314   $108,694     $239,934
    The accompanying notes are an integral part of these financial statements.









































                                                                - 7 -

       AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    FOR THE YEAR ENDED DECEMBER 31, 1995

    In thousands, except share amounts

                                                                                                        Non-
                                                                                                       Participant
                                                                       Participant Directed              Directed
                                                                                    Asset      Equity
                                                             Stock       Cash    Allocation    Index      Stock
                                                             Fund        Fund       Fund        Fund      Fund       Total

    Additions to net assets
      Investment income
        Dividends ....................................      $ 1,574    $  -        $  372    $   253    $ 3,345    $  5,544
        Interest .....................................            9      3,367          1          2         19       3,398
        Net appreciation in fair value of investments.        8,315       -           966      1,349     17,769      28,399
          Total investment income ....................        9,898      3,367      1,339      1,604     21,133      37,341
      Contributions
        Companies' ...................................         -          -          -          -         8,023       8,023
        Participants' ................................        4,097      6,936      1,169      1,604       -         13,806
          Total contributions ........................        4,097      6,936      1,169      1,604      8,023      21,829
            Total additions ..........................       13,995     10,303      2,508      3,208     29,156      59,170

    Deductions from net assets
      Benefits
        American General Corporation common stock
          (156,288 shares) ...........................        1,890       -          -          -         2,834       4,724
        Cash .........................................        2,235      4,387        469        715      7,576      15,382
      Forfeitures ....................................         -          -          -          -           410         410
            Total deductions .........................        4,125      4,387        469        715     10,820      20,516

    Interfund transfers ..............................       (2,157)     1,698        (20)       479       -           -

            Net increase .............................        7,713      7,614      2,019      2,972     18,336      38,654

    Net assets available for benefits
            Beginning of year ........................       37,840     46,464      5,040      3,943     74,929     168,216
            End of year ..............................      $45,553    $54,078     $7,059    $ 6,915    $93,265    $206,870

                                                                - 8 -

    The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments not having an established market are reported as follows:
1) investment  in American  General Life  Insurance Company  (American General
Life) deposit administration group annuity contract, at contract value (see Note C); 2) investments in the American General Series Portfolio Company (AGSPC) Timed Opportunity and Stock Index Funds, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and American General Life are wholly owned subsidiaries of American General.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried employees are eligible to participate in the Plan upon the earlier of completion of one year of service or attainment of age thirty-five. Non-salaried employees who have completed one thousand hours of service in one service year and have attained age twenty-one are eligible to partici-pate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by the Companies.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of four funds or a combination of two funds. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the AGSPC Timed Opportunity Fund (Asset Allocation Fund); or 4) shares of the AGSPC Stock Index Fund (Equity Index Fund). The Companies' contributions are invested solely in the non-participant directed portion of the Stock Fund. Refer to Note G for changes in the Plan's investment options for 1997.

Amounts which have not yet been used to purchase investments in either common stock, the deposit administration contract, the AGSPC Timed Opportunity Fund, or the AGSPC Stock Index Fund are temporarily invested in short-term invest-ments. Income from these short-term investments is allocated to Plan partici-pants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Personnel Committee of the American General Board of Direc-tors.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes except transfers are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 1996 and 1995, the total amount of participant pretax contributions is limited to $9,500 and $9,240, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1996 and 1995, the total amount of base pay that can be used in determining contribu-tions under the Plan is $150,000.

ERISA and the IRC provide that qualified plans, such as the American General Employees' Thrift and Incentive Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m).

Amounts in excess of the limits discussed above are designated on the state-ment of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the particip-ant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contribu-tions and the earnings thereon at the rate of two percent per month of plan participation after one year of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retirement, attainment of age 65, total disability, or death.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A minimum distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Plan Members

At December 31, 1996, 6,274 active employees were contributing to the Plan.


NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with American General Life, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by American General Life, effective the first full pay period in April.

The contract had a guaranteed minimum rate of 6.60% from April 1, 1995 through April 12, 1996; effective April 13, 1996, the rate changed to 6.00%, and effective April 12, 1997, the rate changed to 6.25%. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1996 and 1995 was 6.87% and 6.88%, respectively.

NOTE D--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE E--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands

                                                          1996         1995
  Net assets available for benefits
    per the financial statements .....................  $239,934     $206,870
  Benefits payable to withdrawing participants .......    (1,683)        (777)
    Net assets available for benefits per Form 5500 ..  $238,251     $206,093


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                            Year Ended
                                                         December 31, 1996

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......        $ 3,898
      Cash ...........................................         19,157
        Total benefits paid to participants per the
          financial statements .......................         23,055
  Benefits payable to withdrawing participants at
    year end .........................................          1,683
  Benefits payable to withdrawing participants
    at beginning of year .............................           (777)
        Benefits paid to participants per Form 5500 ..        $23,961


NOTE F--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter (see Note G). However, the Plan's administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTE G--SUBSEQUENT EVENT

Effective January 1, 1997, the Plan was restated and amended. The amendments include increased investment options for participants in four new funds: 1) The Templeton Foreign Fund (International Fund), 2) Putnam OTC & Emerging Growth Fund (Small-Cap Fund), 3) AGSPC Growth Fund (Mid-Cap Fund), and 4) Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio (Bond
Fund). The AGSPC Timed Opportunity Fund (Asset Allocation Fund) was liquidated at December 31, 1996 and is no longer available as an investment option. In addition, participants age 60 or over can direct the investment of their employer matching contributions to any of the available funds. The amendments include participant loan provisions.

Effective January 1, 1997, the Franklin Life Insurance Company Employees' 401(k) Retirement Plan (the Franklin Thrift Plan) was merged into the Plan. Assets from the Franklin Thrift Plan totaling approximately $11.4 million were transferred to the Plan's trust. Participants of the Franklin Thrift Plan are eligible to participate in the Plan.

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1996


In thousands, except share amounts

                                                                      Fair
        Issuer                      Description            Cost       Value

American General             3,959,169 shares of         $ 89,247   $161,831
  Corporation*                 common stock

American General Life        Deposit administration        57,606     57,606
  Insurance Company*           group annuity contract

American General Series      702,080 shares of AGSPC        7,454      8,158
  Portfolio Company*           Timed Opportunity Fund


American General Series      509,096 shares of AGSPC        8,595     11,587
  Portfolio Company*           Stock Index Fund

State Street Bank            Short-term investments
  & Trust Company*             in money-market fund         2,162      2,162

                                                         $165,064   $241,344



*Party in interest



























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



AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1996


In thousands, except share amounts and transaction counts

                                                                   Amount of
 Party Involved                       Description                 Transaction

State Street Bank        Purchases of short-term investments in     $29,829
  & Trust Company          336 transactions

State Street Bank        Sales of short-term investments in 228      29,173
  & Trust Company          transactions

(B)                      Purchases of 260,687 shares of American      9,568
                           General Corporation common stock in
                           18 transactions

(B)                      Sales of 188,116 shares of American          6,702
                           General Corporation common stock in
                           11 transactions at a gain of $2,427

(B)                      Distributions of 108,178 shares of           3,898
                           American General Corporation common
                           stock to various individuals who
                           withdrew from or terminated
                           participation in the Plan in 25
                           transactions at a gain of $1,820


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)  Parties involved are  not presented, as  permitted by Section  2520.103-6
     (d)(1)(i) of the Department of Labor's Rules and Regulations.

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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                   AMERICAN GENERAL EMPLOYEES'
                                                   THRIFT AND INCENTIVE PLAN





June 24, 1997                                      CARL J. SANTILLO

                                                   Carl J. Santillo, Member of
                                                   the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Nos. 33-39200 and 333-13407) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 3, 1997, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                             ERNST & YOUNG LLP



Houston, Texas
June 23, 1997































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